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OFFICEMAX GRAND & TOY
INSIGHT MEETING
JOHN KENNING
APRIL 5, 2013
Filed by OfficeMax Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: OfficeMax Incorporated
Commission File No.: 1-5057
Date: April 5, 2013

AGENDA AGENDA TODAY WE’LL TALK ABOUT… TODAY WE’LL TALK ABOUT… 1. Merger Update 2. Q1 Achievements -- Brand 3. Q1 Achievements -- Business 4. Business Wins 5. Q2 Priorities

MERGER UPDATE MERGER UPDATE 1. THIRD PARTY POV 2. BENEFITS 3. AVAILABLE RESOURCES 4. NEXT STEPS

…the combined company … would be
the third-leading online retailer in
North America based on 2011 sales,
edging past previous No. 3 Apple …
according to an Internet Retailer
estimate.”
Internet Retailer
“
This deal has been anticipated for
years, given the strategic logic and
potential synergies.”
David Gober, Morgan Stanley
February 20, 2013
“
Saligram and Austrian emphasized that
the combination, which will create a
company that will do roughly $18 billion
in revenue, is a merger of equals.”
Chicago Tribune
“
…we view ODP-OMX as a compelling
opportunity…”
Brad Thomas,
Key Banc Capital Markets
March 18, 2013
“
What Media are
Saying
What Analysts are
Saying
Strategically, the deal makes sense, as
the companies face a changing
competitive environment.”
The New York Times
“
“
Office Products is a tough
neighborhood, but OMX is showing
improvement in every aspect of the
business it can control…”
David Strasser,
Janney Capital Markets
August 2, 2012

ENHANCED FINANCIAL PERFORMANCE
INCREASED SCALE AND COMPETITIVENESS
GLOBAL FOOTPRINT
IMPROVED CUSTOMER EXPERIENCE
ACCELERATED INNOVATION
STRATEGIC BENEFITS OF THE
MERGER
Combined company will leverage talented Associates
and managers with deep industry knowledge

TIMING TBD…
MERGER NEXT STEPS
Joint Proxy/Form S4
Registration Statement
• Requests OMX and ODP
shareholder approvals and
registers the new ODP shares
to be issued upon closing
Regulatory Review and
Clearance
OMX and ODP Shareholder
Meetings
• Votes to approve merger
CEO Selection
Process
Brand Decision
Location Decision
Integration Planning
In the meantime, business as usual!

integration HUB
OfficeMax
BREAKING NEWS
OfficeMax
Office DEPOT
OfficeMax CEO says combination will create a strong, more efficient global provider better able to compete in large and rapidly changing office solutions industry; new opportunities for Associates
OfficeMax And Offic
Merger Of Equals T
Global Office Soluti
Two Leading Companies to
Efficient Competitor Able to
Rapidly Changing Industry
Customers Will Benefit fron
Services and Solutions Ava
Network
Combined Company Positic
Creation, Including Anticipa
Million and Improved Cash
Combined Company's New
Include Equal Representati
view news release
integration HUB
EXECUTIVE MESSAGE
OfficeMax CEO announces merger of equals with Office Depot to Associates
Memos and Messages
View letter from OfficeMax CEO to Associates
Ravi Saligram Shares His Thoughts and Provides Insights on the Merger
At a recent Town Hall, President and CEO Ravi Saligram explains the merger of equals with OfficeMax and Office Depot.
Play Video
Building a
Associate Town Hall &
Business Results Overview
Michael Lewis and Steve Sunderland Share an Important Message About the Merger Announcement
Join EVP and President of Retail Michael Lewis and SVP Store Operations Steve Sunderland as they talk about the exciting announcement of the merger of equals. They cover key points about the merger and our focus for 2013 – Inspiring great work.
Play Video

OfficeMax®
GRAND&TOY

MERGER INFORMATION

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NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND
OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and
shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office
Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint
Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd.,
Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-
438-3657.
PARTICIPANTS IN THE SOLICITATION
OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the
Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in
OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS
Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax constitute "forward-looking statements" within the meaning of the federal securities laws, including statements regarding OfficeMax's future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and
Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of
OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax's Annual Report on Form 10-K for the year ended December 29, 2012, under 1A "Risk Factors", and in OfficeMax's other filings with the SEC.
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